UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2018

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2018

INDEX

PAGE
Exhibits	3

Signatures	4

Important Information Regarding Forward Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Quantitative and Qualitative Disclosures About Market Risk	22

Risk Factors	25

Financial Statements (Unaudited)

Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2018 and 2017	26

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2018 and 2017	27

Condensed Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017	28

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and 2017	29

Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the nine months ended September 30, 2018 and 2017	31

Notes to the Unaudited Condensed Consolidated Financial Statements	32

Exhibit

4.1
Fifth Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated November 5, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto

4.2
Sixth Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated November 5, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto

101
The following financial information from Golar LNG Partners LP’s Report on Form 6-K for the quarter ended September 30, 2018, filed with the SEC on November 16, 2018, formatted in Extensible Business Reporting Language (XBRL):

i. Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2018 and 2017;
ii. Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2018 and 2017;
iii. Unaudited Condensed Consolidated Balance Sheet as of September 30, 2018 and Audited Balance Sheet as of December 31, 2017;
iv. Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and 2017;
v. Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the nine months ended September 30, 2018 and 2017; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (333-219065 AND 333-214241) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date:	November 16, 2018	By:	/s/ Brian Tienzo
		Name:	Brian Tienzo
		Title:	Principal Executive, Financial and Accounting Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended September 30, 2018 contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•	our ability to maintain cash distributions on our units and the amount of any such distributions;

•
market trends in the floating storage and regasification unit (“FSRU”), liquefied natural gas (“LNG”) carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•
the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to consummate the potential acquisition of additional common units in Golar Hilli LLC, the disponent owner of the Hilli Episeyo (the “Hilli”) on a timely basis or at all;

•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the Hilli;

•	our future share of earnings relating to the Hilli, which is accounted for under the equity method;

•	our ability to realize the expected benefits from the new charter in offshore Jamaica;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in commodity prices;

•	the liquidity and creditworthiness of our customers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition, results of operations, revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability and Golar's ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;

•	our ability to purchase vessels from Golar and Golar Power in the future;

•	our continued ability to enter into long-term time charters, including our ability to re-charter the FSRUs and LNG carriers following the termination or expiration of their time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuilding and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our and Golar's ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward looking statements in this Report on Form 6-K are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our Annual Report on Form 20-F for the year ended December 31, 2017 (our “2017 Annual Report”) under the caption “Item 3—Key Information—D. Risk Factors”.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our Common Units or our 8.75% Series A Cumulative Redeemable Preferred Units (our “Series A Preferred Units”). The various disclosures included in the Report on Form 6-K and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 5 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim condensed financial statements presented in this report, as well as the historical consolidated financial statements and notes thereto of Golar LNG Partners LP included in our 2017 Annual Report.

General

We were formed in 2007 by Golar, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. On July 12, 2018, we acquired an interest in the Hilli, a floating liquefied natural gas ("FLNG") vessel through the acquisition of 50% of the common units (the “Hilli Common Unit”) in Golar Hilli LLC (“Hilli LLC”) (the “Hilli Acquisition”). As of September 30, 2018, our fleet consisted of six FSRUs, four LNG carriers and an interest in the Hilli. We expect to make additional accretive acquisitions of FSRUs, LNG carriers and FLNGs from Golar and third parties in the future as market conditions permit.

Recent Developments

Since July 1, 2018, the significant developments that have occurred are as follows:

Closing of the Hilli Acquisition

On July 12, 2018 (the “Closing Date”), Golar Partners Operating LLC, our wholly owned subsidiary completed the Hilli Acquisition from Golar and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) of 50% of the Common Units in Hilli LLC, which owns Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the floating liquefied natural gas vessel, the Hilli. The Hilli is currently operating under an eight-year liquefaction tolling agreement (the “LTA”) with Perenco Cameroon SA (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together with Perenco, the “Customer”). The purchase price for the Hilli Acquisition was $658 million, less 50% of the net lease obligations under the Hilli Facility (defined below) and a post-Closing purchase price adjustment.
On August 15, 2017, concurrently with our entry into the purchase and sale agreement for the Hilli Acquisition, we paid a deposit to Golar, which, together with accrued interest, equaled $71 million on the Closing Date (the “Purchase Price Deposit”). In addition, in connection with the exercise of our put right with respect to the Golar Tundra, we sold Tundra Corp., the owner of the Golar Tundra, to Golar in return for Golar’s promise to pay an amount $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price. We applied the Purchase Price Deposit, the Deferred Purchase Price and the interest accrued against the purchase price for the Hilli Acquisition.
The membership interests in Hilli LLC are represented by three classes of units, the Hilli Common Units, the Series A Special Units and the Series B Special Units. After giving effect to the Hilli Acquisition, we own 50% of the Hilli Common Units and Golar, Keppel and B&V own 44.6%, 5.0% and 0.4%, respectively, of the Hilli Common Units. Golar, Keppel and B&V own 89.1%, 10% and 0.9%, respectively, of each of the Series A Special Units and the Series B Special Units. See note 8 in our unaudited condensed consolidated financial statements for more information about the Hilli Acquisition.
Hilli LLC Limited Liability Company Agreement
The Amended and Restated Limited Liability Company Agreement of Hilli LLC (the “Hilli LLC Agreement”) provides that within 60 days after the end of each quarter (commencing with the quarter ended September 30, 2018), Golar, in its capacity as the managing member of Hilli LLC shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the members of Hilli LLC (the “Members”) of the available cash, subject to such reserves. Hilli LLC shall make distributions to the Members when, as and if declared by Golar; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless (i) Series A Distributions for the most recently ended quarter and any accumulated Series A Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for and (ii) Series B Distributions for the most recently ended quarter and any accumulated Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

Golar is the managing member of Hilli LLC and will be responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We do not consolidate Hilli LLC or Hilli Corp and have accounted for the Hilli Acquisition under the equity method.
Liquefaction Tolling Agreement
Under the LTA, the Hilli will provide floating liquefied natural gas tolling services for the Customer until the earlier of (i) May 31, 2026, eight years from the date the delivered Hilli was accepted by the Customer (the “Acceptance Date”), or (ii) the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. Under the terms of the LTA, the Hilli will be required to make available 1.2 million tonnes of liquefaction capacity per annum, which capacity will be spread evenly over the course of each contract year. The Customer pays Hilli Corp a monthly tolling fee, which will fluctuate to a certain extent in relation to the price of Brent crude. Under the LTA, the Customer has an option to increase liquefaction capacity. The LTA provides certain termination rights to the Customer and Hilli Corp. The LTA provides for the payment by Hilli Corp of termination payments of up to $400 million (which reduces gradually as LNG is produced, reducing to $100 million once 3.6 million tonnes of LNG has been produced), $300 million of which is secured by a letter of credit, in the event of termination by the Customer for Hilli Corp’s underperformance or non-performance. If the Customer elects to terminate the LTA prior to the second anniversary of the Acceptance Date, the Customer will be obligated to pay Hilli Corp $400 million, with termination payments decreasing if the LTA is terminated after the second anniversary of the Acceptance Date.
Hilli Facility and the Partnership Guarantee
Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%.
In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the obligations of Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. The Hilli Facility and the Partnership Guarantee contain certain financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders. We entered into a $438.8 million interest rate swap in relation to our proportionate share of the obligation under the Partnership Guarantee.
The descriptions of the LTA, the Hilli LLC Agreement, the Hilli Facility and the Partnership Guarantee contained herein are summaries and are subject to the terms of the full agreements.
Charter Amendments

In July 2018, Golar Freeze was nominated to service the 15-year time charter with an energy and logistics company (the "New Charter") in offshore Jamaica. Subsequently, the Golar Freeze underwent drydocking to satisfy certain technical specifications of the New Charter. Accordingly, we recognized all of the revenue due to be paid under the current Golar Freeze charter which had an original expiration date of April 2019 as the vessel will no longer be available under the current charter. The receipt of cash payments is unchanged and will continue to be received from the counterparty until the end of the current Golar Freeze charter.

Partnership Matters

At our Annual General Meeting on September 26, 2018, Paul Leand and Jeremy Kramer were elected as Class III Directors, with terms that will expire at the 2021 Annual General Meeting.

Financing

In November 2018, we obtained a waiver of the requirement for the reduction of $50 million in availability under our $800 million revolving credit facility. We also drew down $50.0 million of the $75.0 million available under this facility.

Cash Distributions
In August 2018, we paid a distribution of $0.5775 per common unit in respect of the quarter ended June 30, 2018, to unitholders of record as of August 7, 2018 amounting to $41.2 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from May 15, 2018 through August 14, 2018 to unitholders of record as of August 8, 2018, amounting to $3.0 million in the aggregate.

In November 2018, we paid a distribution of $0.4042 per common unit in respect of the quarter ended September 30, 2018, to unitholders of record as of November 7, 2018, amounting to $28.8 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from August 15, 2018 through November 14, 2018 to unitholders of record as of November 8, 2018, amounting to $3.0 million in the aggregate.

Results of Operations

Three Months Ended September 30, 2018 Compared with the Three Months Ended September 30, 2017

The following table presents details of our consolidated revenues and expense information for our three reportable segments; FSRUs, LNG carriers and FLNG for the three months ended September 30, 2018 compared to the three months ended September 30, 2017. See Note 5 “Segment Information” for additional information on our segments.

FSRU Segment

	Three Months Ended September 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(2))
Total operating revenues	$96,836	$73,229	$23,607	32%
Vessel operating expenses	(10,317)	(11,975)	1,658	(14)%
Voyage and commission expenses	(1,146)	(3,513)	2,367	(67)%
Administrative expenses(1)	(1,810)	(3,322)	1,512	(46)%
Depreciation and amortization	(18,952)	(20,544)	1,592	(8)%
Operating income	64,611	33,875	30,736	91%
Other non-operating income	—	922	(922)	100%

Average daily TCE(2) (to the closest $100)	$247,900	$152,200	$95,700	63%

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) See “—Non-GAAP Measure” for a computation of Average Daily Time Charter Earnings ("TCE") and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues increased by $23.6 million to $96.8 million for the three months ended September 30, 2018 compared with $73.2 million for the same period in 2017, primarily due to recognition of all of Golar Freeze's remaining revenue until the end of its current charter in the three months ended September 30, 2018.

The average daily TCE(2) for the three months ended September 30, 2018 increased by $95,700 to $247,900 compared to $152,200 for the same period in 2017, primarily due to recognition of all of Golar Freeze's remaining revenue in the three months ended September 30, 2018.

Vessel operating expenses: The decrease of $1.7 million in vessel operating expenses to $10.3 million for the three months ended September 30, 2018, as compared to $12.0 million for the three months ended September 30, 2017 was primarily due to a reduction in operating expenses in respect of the Golar Spirit following her lay-up in August 2017.

Voyage and commission expenses: Voyage and commission expenses decreased by $2.4 million to $1.1 million for the three months ended September 30, 2018 compared to $3.5 million in 2017, mainly due to higher positioning costs incurred in connection with the Golar Spirit being placed in lay-up in August 2017 and the Golar Winter's scheduled drydocking in September 2017. In addition, the Golar Freeze incurred lower bunker cost in the three months ended September 30, 2018, due to its close proximity to the Dubai Drydocks.

Depreciation and amortization: Depreciation and amortization decreased by $1.6 million to $19.0 million for the three months ended September 30, 2018, compared to $20.5 million for the same period in 2017. This was primarily due to lower drydock amortization recognized in respect of the Golar Spirit, as it was fully amortized and there were no comparable costs in the three months ended September 30, 2018.

LNG Carrier Segment

	Three Months Ended September 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(2))
Total operating revenues	$11,396	$32,406	$(21,010)	(65)%
Vessel operating expenses	(6,055)	(5,223)	(832)	16%
Voyage and commission expenses	(1,166)	(340)	(826)	243%
Administrative expenses(1)	(1,134)	(1,611)	477	(30)%
Depreciation and amortization	(5,641)	(5,812)	171	(3)%
Operating (loss)/income	(2,600)	19,420	(22,020)	(113)%

Average daily TCE(2) (to the closest $100)	$30,900	$87,100	$(56,200)	(65)%

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $21.0 million to $11.4 million for the three months ended September 30, 2018 compared with $32.4 million for the same period in 2017, primarily due to:

•	a $10.1 million reduction in revenue from the Golar Mazo as a result of the expiration of her charter in December 2017;

•
a $8.2 million reduction in revenue from the Golar Grand and the Golar Maria following the expiration of the charter back to Golar and her charter, respectively, in November 2017. The hire rates under the Golar Grand's and the Golar Maria's time charters with the new charterers are lower than the previous hire rates; and

•	a $2.7 million reduction in revenue from the Methane Princess resulting from her scheduled drydocking in 2018.

The average daily TCE(2) for the three months ended September 30, 2018 decreased by $56,200 to $30,900 compared to $87,100 for the same period in 2017. This was due to (i) the Golar Mazo being offhire following the expiration of her charter in December 2017; and (ii) lower hire rates for the Golar Grand and Golar Maria following the expiration of the charter back arrangement with Golar and her charter, respectively, in November 2017.

Vessel operating expenses: The increase of $0.8 million in vessel operating expenses to $6.1 million for the three months ended September 30, 2018, as compared to $5.2 million for the three months ended September 30, 2017 was largely due to a $1.4 million increase in repair and maintenance costs in respect of the Golar Maria and Methane Princess in the three months ended September 30, 2018.

Voyage and commission expenses: Voyage and commission expenses increased by $0.8 million to $1.2 million for the three months ended September 30, 2018 compared to $0.3 million in 2017, mainly due to positioning costs incurred in connection with the Golar Maria which were subsequently recouped from the charterer following the expiration of her charter in November 2017.

FLNG Segment

Pursuant to the Hilli Acquisition, which closed in July 2018, we have accounted for our 50% of the Hilli Common Units under the equity method and accounted for our share of Hilli LLC's profit or loss, net of interest, tax and depreciation and amortization of fair value adjustments. Consequently, our FLNG segment is reported through our equity investment in Hilli LLC.

	Three Months Ended September 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands)
Equity in net losses of affiliate	$(71)	$—	$(71)	100%

Equity in net losses of affiliate: Our share of earnings of our investment in 50% of the Hilli Common Units for the three months ended September 30, 2018 is a loss of $0.1 million which includes non-cash charges of $7.3 million related to the depreciation and amortization of fair value adjustments made upon our acquisition of Hilli Common Units. See “Note 2 – Accounting Policies – Investments in Affiliates” and “Note 8 – Investment in Affiliate” in our unaudited condensed consolidated financial statements included herein.
Other operating results

The following details our other consolidated results for the three months ended September 30, 2018 compared to the three months ended September 30, 2017:

	Three Months Ended September 30,
	2018	2017	Change	% Change
	(dollars in thousands)
Administrative expenses	$(2,944)	$(4,933)	$1,989	(40)%
Interest income	1,177	2,105	(928)	(44)%
Interest expense	(20,062)	(19,876)	(186)	1%
Gains/(losses) on derivative instruments (1)	11,338	(225)	11,563	(5,139)%
Other financial items, net (1)	(545)	(1,809)	1,264	(70)%
Taxes	(4,512)	(4,378)	(134)	3%
Non-controlling interests	(372)	(3,491)	3,119	(89)%
(1) With effect from three months ended September 30, 2018, we presented a new line item, "Gains/(losses) on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" on the face of the statements of operations along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

Administrative expenses: Administrative expenses decreased by $2.0 million to $2.9 million for the three months ended September 30, 2018, compared to $4.9 million for the three months ended September 30, 2017. We are party to a management and services agreement with Golar Management Limited (“Golar Management”), a wholly owned subsidiary of Golar, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% (the “Management and Administrative Services Agreement”). Under the Management and Administrative Services Agreement, for the three months ended September 30, 2018 and 2017, we incurred charges of $1.9 million and $2.5 million, respectively. The remaining balance of administrative expenses amounting to $1.0 million and $2.4 million for the three months ended September 30, 2018 and 2017, respectively relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income decreased by $0.9 million to $1.2 million for the three months ended September 30, 2018, compared to $2.1 million for the three months ended September 30, 2017. This was mainly due to the decrease in interest income earned as we applied the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the Hilli purchase agreement to the purchase price of the Hilli Common Units on July 12, 2018, upon the completion of the Hilli Acquisition.

Gains/(losses) on derivative instruments: Gains/(losses) on derivative instruments, reflects a gain of $11.3 million and a loss of $0.2 million for the three months ended September 30, 2018 and 2017, respectively, as set forth in the table below:

	Three Months Ended September 30,
(in thousands of $)	2018	2017	$ Change	% Change
Mark-to-market gains for interest rate swaps	$7,523	$4,278	$3,245	76%
Net interest income/(expense) on un-designated interest rate swaps	915	(1,716)	2,631	(153)%
Net unrealized gains and realized interest income/(expense) on interest rate swaps	8,438	2,562	5,876	229%
Mark-to-market gains/(losses) on Earn-Out Units	2,900	(2,500)	5,400	(216)%
(Losses)/gains on cross-currency swap	—	(287)	287	(100)%
Total	$11,338	$(225)	$11,563	(5,139)%

Net unrealized gains and realized interest income/(expense) on interest rate swaps: Net unrealized gains and realized interest income/(expense) on interest rate swaps resulted in a net gain of $8.4 million for the three months ended September 30, 2018, compared to a net gain of $2.6 million for the three months ended September 30, 2017 due to the increase in long-term swap interest rates in 2018 which has resulted in gains on the mark-to-market valuation of our interest rate swaps.

Mark-to-market gains/(losses) on Earn-Out Units: As part of the transaction with Golar and our general partner in October 2016 pursuant to which we exchanged our old incentive distribution rights (“IDRs”) for new IDRs, Common Units and general partner units as well the potential issuance of certain new general partner units and Common Units in the future (collectively, the "Earn-Out Units") subject to certain conditions. These Earn-Out Units have been accounted for as a derivative. On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units will not be issued. Accordingly, we have recognized a $nil valuation on the Earn-Out Units derivatives as of September 30, 2018, resulting in a mark-to-market gain of $2.9 million for the three months ended September 30, 2018 compared to a loss of $2.5 million for the three months ended September 30, 2017.

Other financial items, net: Other financial items, net, reflects a losses of $0.5 million and $1.8 million for the three months ended September 30, 2018 and 2017, respectively, as set forth in the table below:

	Three Months Ended September 30,
(in thousands of $)	2018	2017	$ Change	% Change
Foreign exchange gains/(losses) on capital lease obligation and related restricted cash	263	(236)	499	(211)%
Foreign exchange losses on 2012 High-Yield Bonds	—	(1,756)	1,756	100%
Foreign exchange losses/(gains) and finance charges	(808)	183	(991)	(542)%
Total	$(545)	$(1,809)	$1,264	(70)%

Foreign exchange losses on 2012 High-Yield Bonds: This pertains to the unrealized foreign exchange loss of $1.8 million for the remaining Norwegian Kroner (“NOK”) denominated 2012 High-Yield bonds (our “2012 High-Yield Bonds”) for the three months ended September 30, 2017. There is no comparable cost for the three months ended September 30, 2018 as the 2012 High-Yield Bonds were repaid in October 2017.

Non-controlling interests: Non-controlling interests decreased by $3.1 million to $0.4 million for the three months ended September 30, 2018, compared to $3.5 million for the three months ended September 30, 2017, mainly due to the reduction in net income from the Golar Mazo following the expiration of her charter in December 2017.

Nine Months Ended September 30, 2018 Compared with the Nine Months Ended September 30, 2017

The following table presents details of our consolidated revenues and expense information for our three reportable segments; FSRUs, LNG carriers and FLNG for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017. See Note 5 “Segment Information” for additional information on our segments.

FSRU Segment

	Nine Months Ended September 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(2))
Total operating revenues	$232,370	$252,463	$(20,093)	(8)%
Vessel operating expenses	(32,755)	(37,332)	4,577	(12)%
Voyage and commission expenses	(3,898)	(6,684)	2,786	(42)%
Administrative expenses(1)	(6,479)	(6,480)	1	—%
Depreciation and amortization	(57,501)	(60,255)	2,754	(5)%
Operating income	131,737	141,712	(9,975)	(7)%
Other non-operating income	236	922	(686)	(74)%

Average daily TCE(2) (to the closest $100)	$184,800	$165,300	$19,500	12%

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $20.1 million to $232.4 million for the nine months ended September 30, 2018 compared with $252.5 million for the same period in 2017, primarily due to a $44.1 million reduction in revenue from the Golar Spirit following the early termination of her time charter with Petrobras in June 2017. This was partially offset by $22.8 million of increased revenue from the Golar Freeze due to the recognition of all of Golar Freeze's remaining revenue until the end of its current charter in the three months ended September 30, 2018.

The average daily TCE(2) for the nine months ended September 30, 2018 increased by $19,500 to $184,800 compared to $165,300 for the same period in 2017, mainly due to a reduction in calendar days less scheduled off-hire days in the nine months ended September 30, 2018 as the Golar Spirit has been in lay-up since August 2017. The decrease in revenues from the Golar Spirit does not affect the average daily TCE in 2018 as the days when vessels are in lay-up are also considered scheduled off-hire days.

Vessel operating expenses: The decrease of $4.6 million in vessel operating expenses to $32.8 million for the nine months ended September 30, 2018, as compared to $37.3 million for the nine months ended September 30, 2017 was primarily due to lower operating expenses in respect of the Golar Spirit following her lay-up in August 2017.

Voyage and commission expenses: Voyage and commission expenses decreased by $2.8 million to $3.9 million for the nine months ended September 30, 2018 compared to $6.7 million in 2017, mainly due to higher positioning costs incurred in connection with the Golar Spirit being placed in lay-up in August 2017. In addition, the Golar Freeze incurred lower bunker cost in the nine months ended September 30, 2018 due its closer proximity to the Dubai Drydocks.

Depreciation and amortization: Depreciation and amortization decreased by $2.8 million to $57.5 million for the nine months ended September 30, 2018, compared to $60.3 million for the same period in 2017. This was primarily due to a lower drydock amortization recognized in 2018 in respect of the Golar Spirit, as it was fully amortized within the nine months ended September 30, 2018.

LNG Carrier Segment

	Nine Months Ended September 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(2))
Total operating revenues	$34,277	$90,526	$(56,249)	(62)%
Vessel operating expenses	(16,623)	(15,562)	(1,061)	7%
Voyage and commission expenses	(3,343)	(791)	(2,552)	323%
Administrative expenses(1)	(3,661)	(3,273)	(388)	12%
Depreciation and amortization	(17,670)	(16,999)	(671)	4%
Operating (loss)/income	(7,020)	53,901	(60,921)	(113)%

Average daily TCE(2) (to the closest $100)	$29,300	$84,100	$(54,800)	(65)%

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $56.2 million to $34.3 million for the nine months ended September 30, 2018 compared with $90.5 million for the same period in 2017, due to:

•	a $42.1 million reduction in revenue from the Golar Mazo and the Golar Maria as a result of the expiration of their charters in December 2017 and November 2017, respectively;

•
a $11.6 million reduction in revenue from the Golar Grand following the expiration of the charter back arrangement to Golar in November 2017. The hire rate under the Golar Grand's time charter with the new charterer is lower than the previous hire rate with Golar; and

•	a $2.7 million reduction in revenue from the Methane Princess resulting from her scheduled drydocking in August 2018.

The average daily TCE(2) for the nine months ended September 30, 2018 decreased by $54,800 to $29,300 compared to $84,100 for the same period in 2017. This was due to (i) the Golar Mazo and Golar Maria being offhire following the expiration of their charters in December 2017 and November 2017, respectively; and (ii) lower hire rates for the Golar Grand following the expiration of the charter back arrangement with Golar in November 2017.

Voyage and commission expenses: Voyage and commission expenses increased by $2.6 million to $3.3 million for the nine months ended September 30, 2018 compared to $0.8 million for the nine months ended September 30, 2017, primarily due to incremental positioning cost of $2.3 million incurred by the Golar Mazo and Golar Maria which were subsequently recouped from the charterers following the expiration of their charters in December 2017 and November 2017, respectively.

FLNG Segment

Our FLNG segment is reported through our equity investment in Golar Hilli LLC.

	Nine Months Ended September 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands)
Equity in net losses of affiliate	$(71)	$—	$(71)	100%

Equity in net losses of affiliate: Pursuant to the closing of Hilli Acquisition on July 12, 2018, our share of earnings of our investment in 50% of the Hilli Common Units for the nine months ended September 30, 2018 is a loss of $0.1 million which includes non-cash charges of $7.3 million related to the depreciation and amortization of fair value adjustments made upon our acquisition of Hilli Common Units. See “Note 2 – Accounting Policies – Investments in Affiliates” and “Note 8 – Investment in Affiliate” in our unaudited condensed consolidated financial statements included herein.

Other operating results

The following details our other consolidated results for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:

	Nine Months Ended September 30,
	2018	2017	Change	% Change
	(dollars in thousands)
Administrative expenses	$(10,140)	$(9,753)	$(387)	4%
Interest income	7,959	4,725	3,234	68%
Interest expense	(59,679)	(56,979)	(2,700)	5%
Gains/(losses) on derivative instruments (1)	34,274	(2,134)	36,408	(1,706)%
Other financial items, net (1)	(1,115)	(14,513)	13,398	(92)%
Taxes	(12,938)	(12,521)	(417)	3%
Non-controlling interests	(1,224)	(11,188)	9,964	(89)%
(1) With effect from the nine months ended September 30, 2018, we presented a new line item, "Gains/(losses) on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" on the face of the statements of operations along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

Administrative expenses: Administrative expenses increased by $0.4 million to $10.1 million for the nine months ended September 30, 2018, compared to $9.8 million for the nine months ended September 30, 2017. Under the Management and Administrative Services Agreement, for the nine months ended September 30, 2018 and 2017, we incurred charges of $5.8 million and $5.1 million, respectively. The remaining balance of administrative expenses amounting to $4.3 million and $4.7 million for the nine months ended September 30, 2018 and 2017, respectively relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $3.2 million to $8.0 million for the nine months ended September 30, 2018, compared to $4.7 million for the nine months ended September 30, 2017. This was mainly due to interest income earned on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the Hilli purchase agreement which had been applied to the purchase price of the Hilli Common Units on July 12, 2018, upon the completion of the Hilli Acquisition.

Interest expense: Interest expense increased by $2.7 million to $59.7 million for the nine months ended September 30, 2018, compared to $57.0 million for the nine months ended September 30, 2017. This was primarily due to the following:

•	$1.6 million incremental interest on the $800 million facility, due to increased LIBOR and additional interest as a result of the balance drawn under the revolving facility during the period; and

•	$0.7 million incremental interest and amortization of deferred financing costs as a result of refinancing in early 2018.

Gains/(losses) on derivative instruments: Gains/(losses) on derivative instruments, reflects a gain of $34.3 million and a loss of $2.1 million for the nine months ended September 30, 2018 and 2017, respectively, as set forth in the table below:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017	Change	% Change
Mark-to-market gains/(losses) for interest rate swaps	$26,044	$2,852	$23,192	813%
Net interest expense on un-designated interest rate swaps	830	(6,163)	6,993	(113)%
Net unrealized gains and realized interest income/(expense) on interest rate swaps	26,874	(3,311)	30,185	(912)%
Mark-to-market gains/(losses) on Earn-Out Units	7,400	(2,000)	9,400	(470)%
(Losses)/gains on cross-currency swap	—	3,177	(3,177)	(100)%
Total	$34,274	$(2,134)	$36,408	(1,706)%

Net unrealized gains and realized interest income/(expense) on interest rate swaps: Net unrealized gains and realized interest income/(expense) on interest rate swaps resulted in a net gain of $26.9 million for the nine months ended September 30, 2018, compared to a net loss of $3.3 million for the nine months ended September 30, 2017 due to the increase in long-term swap interest rates in 2018 which has resulted in gains on the mark-to-market valuation of our interest rate swaps.

Mark-to-market gains/(losses) on Earn-Out units: On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units will not be issued. Accordingly, we have recognized a $nil valuation on the Earn-Out Units derivatives as of September 30, 2018, resulting in a mark-to-market gain of $7.4 million related to such Earn-Out Units for the nine months ended September 30, 2018 compared to a loss of $2.0 million for the nine months ended September 30, 2017.

Other financial items, net: Other financial items, net, reflects losses of $1.1 million and $14.5 million for the nine months ended September 30, 2018 and 2017, respectively, as set forth in the table below:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017	Change	% Change
Foreign exchange gains/(losses) on capital lease obligation and related restricted cash	781	(587)	1,368	(233)%
Losses on repurchase of 2012 High-Yield Bonds	—	(7,876)	7,876	(100)%
Premium paid on bond repurchase	—	(2,820)	2,820	(100)%
Foreign exchange losses on 2012 High-Yield Bonds	—	(2,808)	2,808	(100)%
Foreign exchange losses/(gains) and finance charges	(1,896)	(422)	(1,474)	349%
Total	$(1,115)	$(14,513)	$13,398	(92)%

Losses on repurchase of 2012 High-Yield Bonds: In the nine months ended September 30, 2017, as a consequence of the cessation of hedge accounting for the related cross currency interest rate swap (entered into as a hedge against our 2012 High-Yield Bonds), we reclassified to the statement of operations $5.0 million of accumulated mark-to-market losses previously recorded within accumulated other comprehensive income. We also recognized foreign exchange losses of $2.9 million arising from the repurchase of our 2012 High-Yield Bonds. There is no comparable cost for the nine months ended September 30, 2018.

Premium paid on repurchase of 2012 High-Yield Bonds: This pertains to the premium paid upon the repurchase of the 2012 High-Yield Bonds for the nine months ended September 30, 2017. There is no comparable cost for the nine months ended September 30, 2018.

Foreign exchange losses on 2012 High-Yield Bonds: This pertains to the unrealized foreign exchange loss of $2.8 million for the remaining 2012 High-Yield Bonds for the nine months ended September 30, 2017. There is no comparable cost for the nine months ended September 30, 2018.

Non-controlling interests: Non-controlling interests decreased by $10.0 million to $1.2 million for the nine months ended September 30, 2018, compared to $11.2 million for the nine months ended September 30, 2017, mainly due to the reduction in net income from the Golar Mazo following the expiration of her charter in December 2017.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term deposits, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition, we benefit from low inventory requirements due to the fact that fuel costs are paid for by the charterer under time charters.

As of September 30, 2018, our cash and cash equivalents, including restricted cash was $248.8 million. The majority of our restricted cash balances (excluding $12.5 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain debts, swaps and capital leases which would otherwise be paid out of our unrestricted cash balances. Since September 30, 2018, significant transactions impacting our cash flows include:

•
payment of a cash distribution of $0.4042 per unit ($28.8 million in the aggregate) to all common and general partner unitholders with respect to the quarter ended September 30, 2018, in November 2018;

•	payment of a cash distribution of $0.546875 per Series A Preferred Unit ($3.0 million in the aggregate), in respect of the period from August 15, 2018 through November 14, 2018, in November 2018; and

•	drawdown of $50.0 million of the $75.0 million available under our revolving credit facility.

As of September 30, 2018, our current liabilities exceeded current assets by $167.3 million. This was principally due to the inclusion of Eskimo SPV debt of $203.4 million, which relates to our long-term Golar Eskimo sale and leaseback financing arrangement. Eskimo SPV, is deemed to be a VIE, and thus we are required to consolidate the results of Eskimo SPV, including its debt, even though we have no control over its funding arrangements. Accordingly, as of September 30, 2018, we have presented Eskimo SPV debt as short-term on our balance sheet despite the fact that our obligation under the sale and lease back arrangement extends to 2025. For further detail refer to note 4 to our financial statements.

Together with proceeds from our financing activities, available funds under our revolving credit facility of $25.0 million and cash to be generated from our operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest, make scheduled loan repayments and make cash distributions. Accordingly, we believe our current resources are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Nine months ended September 30,
(in thousands of $)	2018	2017 (1)	$ Change	% Change
Net cash provided by operating activities	$93,482	$245,783	$(152,301)	(62)%
Net cash used in investing activities	(6,317)	(70,266)	63,949	(91)%
Net cash used in financing activities	(264,388)	(26,003)	(238,385)	917%
Effect of exchange rate changes on cash	(3,845)	9,475	(13,320)	(141)%
Net (decrease)/increase in cash, cash equivalents and restricted cash	(181,068)	158,989	(340,057)	(214)%
Cash, cash equivalents and restricted cash at beginning of period	429,887	228,125	201,762	88%
Cash, cash equivalents and restricted cash at end of period	248,819	387,114	(138,295)	(36)%

(1) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for the nine months ended September 30, 2017.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $152.3 million to $93.5 million for the nine months ended September 30, 2018 compared to $245.8 million for the same period in 2017. The decrease was primarily due to:

•	a $76.3 million decrease in revenue from charterers following the expiration of a number of long-term charters and lower charter hire rates; and

•	general timing of working capital in the nine months ended September 30, 2018, compared to the same period in 2017.

Net Cash Used in Investing Activities

Net cash used in investing activities of $6.3 million for the nine months ended September 30, 2018 was due to capital expenditures for the Golar Igloo, Methane Princess and Golar Freeze.

Net cash used in investing activities of $70.3 million for the nine months ended September 30, 2017 was due to the payment of a $70.0 million cash deposit in connection with the Hilli Acquisition in August 2017.

Net Cash Used in Financing Activities

Net cash provided by and used in financing activities is principally generated from funds from equity and debt offerings, new debt and lease financings and contributions from owners, offset by cash distributions, unit repurchase payments, debt and lease repayments.

Net cash used in financing activities during the nine months ended September 30, 2018 of $264.4 million was primarily due to the following:

•	$134.6 million of repayment of our debt and revolving credit facilities;

•	payment of $133.4 million in cash distributions;

•	payment of $9.5 million in connection with our common unit repurchase program; and

•	payment of $1.7 million of financing costs related to the refinancing of the NR Satu Facility.

This was partially offset by net proceeds of $13.9 million raised from our sale of our Common Units in our at-the-market program (the “ATM program”) during 2018.

Net cash provided by financing activities during the nine months ended September 30, 2017 of $26.0 million was primarily due to the following:

•
$250.0 million of proceeds from the issuance of the 2017 Norwegian Bonds, $180.2 million of which was used to repurchase a portion of the 2012 High-Yield Bonds and terminate the corresponding share of the related cross currency interest rate swap;

•	the receipt of $125.0 million from the drawdown of our long term revolver facilities; and

•	$118.8 million of proceeds from equity issuances in February 2017.

This was partially offset by:

•	$205.5 million repayment of debt, revolvers and lease obligations;

•	$126.4 million of cash distributions, $7.0 million of which were distributions to non-controlling interests; and

•	$5.4 million of financing and debt settlement costs paid.

Borrowing Activities

See “—Contractual Obligations” for the repayment profile of our debt and capital lease obligation.

Debt.  As of September 30, 2018 and December 31, 2017, our long-term debt, net of deferred finance charges consisted of the following:

(in thousands of $)	September 30, 2018	December 31, 2017

$800 million Credit Facility	$558,000	$672,000
2017 Norwegian Bonds	250,000	250,000
2015 Norwegian Bonds	150,000	150,000
NR Satu Facility	92,550	103,500
Eskimo SPV Debt	203,869	212,084
Total debt	$1,254,419	$1,387,584
Less: Deferred financing costs	(12,258)	(16,550)
Total debt net of deferred financing costs	$1,242,161	$1,371,034

The significant developments relating to our debt in the period after December 31, 2017 are set forth below.

In March 2018, we entered into an agreement extending the maturity of the NR Satu Facility to the earliest to occur of (i) November 30, 2022; (ii) the expiration date of the NR Satu Charter; or (iii) when all the amounts outstanding under the NR Satu Facility have been repaid.

In November 2018, we obtained a waiver of the requirement for the reduction of $50 million in availability under our $800 million revolving credit facility. We also drew down $50.0 million of the $75.0 million available under this facility.

Capital Lease Obligations.  As of September 30, 2018, our net obligation on our capital lease is as follows:

(in thousands of $)	Lease liability
Capital lease liability	$122,599
Less: Restricted cash deposit	(114,924)
Net capital lease obligation	$7,675

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (the “Methane Princess lease”) with a UK bank (the “Methane Princess lessor”). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which was placed with the Methane Princess Lessor since June 2008.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the Methane Princess lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate the Methane Princess lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Methane Princess Lessor has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand to secure these potential obligations. Golar has agreed to indemnify us against any of these increased costs and obligations. Refer to note 12 to our unaudited condensed consolidated financial statements included herein.

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described in our 2017 Annual Report under Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt and Lease Restrictions.

As of September 30, 2018, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Possible Acquisitions of Other Vessels

We assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional FSRUs and LNG carriers in the future from Golar and Golar Power when those vessels are fixed under charters of five or more years upon their expiration of their current charters.  Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Hilli Acquisition

On July 12, 2018, we completed the acquisition of 50% of the Hilli Common Units. See “Recent Developments” on page 7 for more information.

We are in discussions with Golar regarding the potential acquisition of additional Hilli Common Units. No assurance can be given that we will acquire any additional Hilli Common Units, and any such acquisition will be subject to, among other things, agreement as to the purchase price and the approval of the Board of Directors of Golar and our Board of Directors and Conflicts Committee.

Drydockings

From September 30, 2018 until December 31, 2022, eight of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $54.6 million for drydocking and classification surveys on these vessels, with approximately $12.2 million expected to be incurred in the remainder of 2018, $12.9 million in 2019, $10.0 million in 2020, $6.5 million in 2021 and $13.0 million in 2022. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Ballast Water Management Convention

The International Maritime Organization (IMO) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. The Convention entered into force on September 8, 2017, however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. The U.S. Coast Guard has decided to maintain the 2017 effective date. This makes all vessels constructed before the entry into force date “existing” vessels, and requires the installation of a Ballast Water Treatment System

(“BWTS”) on such vessels at the first renewal survey following the entry into force date. Installation of BWTS will be needed on all our active LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary, they will not need installation of a BWTS. However, under its time charter, the Golar Winter may be required to trade as a LNG carrier. If the vessel charterer should choose to trade the Golar Winter internationally as an LNG carrier, the vessel will have to be equipped with a BWTS and the cost of the related modifications will be split between the charterer and owner. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules, relating to all our active LNG carriers are estimated to be in the range of $1.8 million and $2.7 million per vessel and will be phased in over time in connection with the renewal surveys that are required.

Critical Accounting Policies

The preparation of our condensed consolidated interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

For a description of our other material accounting policies that involve a higher degree of judgment, please refer to Note 2 - Accounting policies - Significant Accounting Policies to our consolidated financial statements included in our 2017 Annual Report and Note 2 - Accounting Policies to our unaudited consolidated financial statements included herein.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of September 30, 2018 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2018	Due in 2019-2020	Due in 2021-2022	Due Thereafter
Debt(1)	$1,254.4	$16.7	$487.3	$750.4	$—
Interest commitments on long-term debt - floating and other interest rate swaps (2)	143.1	16.9	106.9	19.3	—
Capital lease obligations	122.6	0.3	3.6	5.3	113.4
Interest commitments on capital lease obligations (2)(3)	74.6	1.6	12.6	12.1	48.3
Total	$1,594.7	$35.5	$610.4	$787.1	$161.7

(1) Amounts shown gross of deferred financing costs of $12.3 million.
(2) Our interest commitment on our long-term debt and interest rate swaps is calculated based on assumed USD LIBOR of between 2.31% and 3.18%, and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed average Pound Sterling LIBOR of 5.2%. Our interest commitment includes a $438.8 million interest rate swap entered in relation to our proportionate share of obligations under the Partnership Guarantee but not the interest commitment on our proportionate share of obligations under the Partnership Guarantee as that is taken into account under our "equity in net (losses)/earnings of affiliate".
(3) In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 — Significant Accounting Policies to our audited consolidated financial statements included in our 2017 Annual Report.  Further information on our exposure to market risk is included in note 23 — Financial Instruments to our audited consolidated financial statements included in our 2017 Annual Report.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our debt is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance and our proportionate share of obligation under the Partnership Guarantee as of September 30, 2018, this would increase our interest expense by $0.1 million per annum. We have calculated our floating rate debt as the principal outstanding on our bank debt and net capital lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of September 30, 2018, please refer to note 10 to the condensed consolidated interim financial statements for the period ended September 30, 2018.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies, and Brazilian Real in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Real. Based on our Pound Sterling expenses for the nine months ended September 30, 2018, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.1 million. Based on our Brazilian Real revenues and expenses for the nine months ended September 30, 2018, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our net revenue and expenses by approximately $0.3 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Real or Indonesian Rupiah. Based on the crew costs for the nine months ended September 30, 2018, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Real and the Indonesian Rupiah would have increased our crew cost by approximately $1.9 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of September 30, 2018, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a net foreign exchange gain of approximately $0.3 million.

Non-GAAP measure

Average Daily TCE

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For time charters, this is calculated by dividing total operating revenue less voyage and commission expenses by the number of calendar days minus days for scheduled off-hire. Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage and commission expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues by segment to average daily TCE.

	FSRU		LNG Carrier
	Three Months Ended September 30,		Three Months Ended September 30,
(in thousands of $, except number of days and average daily TCE)	2018	2017	2018	2017
Total operating revenues	$96,836	$73,229	$11,396	$32,406
Voyage and commission expenses	(1,146)	(3,513)	(1,166)	(340)
	95,690	69,716	10,230	32,066
Calendar days less scheduled off-hire days	386	458	331	368
Average daily TCE (to the closest $100)	$247,900	$152,200	$30,900	$87,100

	FSRU		LNG Carrier
	Nine Months Ended September 30,		Nine Months Ended September 30,
(in thousands of $, except number of days and average daily TCE)	2018	2017	2018	2017
Total operating revenues	$232,370	$252,463	$34,277	$90,526
Voyage and commission expenses	(3,898)	(6,684)	(3,343)	(791)
	228,472	245,779	30,934	89,735
Calendar days less scheduled off-hire days	1,236	1,487	1,055	1,067
Average daily TCE (to the closest $100)	$184,800	$165,300	$29,300	$84,100

Risk Factors

You should carefully consider the risk factors discussed below, as well as the risk factors discussed in Part I, Item 3. Key Information—Risk Factors in our 2017 Annual Report and our Report of Foreign Issuer on Form 6-K filed on April 16, 2018, which could materially affect our business, financial condition or results of operations.

Due to the new and sophisticated technology utilized by the Hilli, the operations of the Hilli are subject to risks that could negatively affect our business and financial condition.

FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks and problems. Unforeseen operational problems with the Hilli may lead to Hilli LLC experiencing a loss of revenue or lower than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and ability to make cash distributions to our unitholders.

If the letter of credit is not extended, the earnings and financial condition of Hilli Corp could suffer.

Pursuant to the terms of the LTA, Golar obtained a letter of credit issued by a financial institution that guarantees certain payments Hilli Corp is required to make under the LTA. The letter of credit was set to expire on December 31, 2017, but it automatically extends for successive one year periods until the tenth anniversary of the acceptance of the Hilli to perform the agreed services for the project, unless the financial institution elects to not extend the letter of credit. The financial institution may elect to not extend the letter of credit by giving notice at least ninety days prior to the current December 31, 2018 expiration date or December 31 in any subsequent year. If the letter of credit (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the Liquefaction Tolling Agreement may be terminated and Hilli Corp may be liable for a termination fee of up to $300 million. Accordingly, if the financial institution elects at some point in the future to not extend the letter of credit, Hilli Corp's financial condition could be materially and adversely affected.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of $, except per unit amounts)	Notes	2018	2017	2018	2017
Time charter revenues		108,232	99,449	266,647	328,081
Time charter revenues from related parties	11	—	6,186	—	14,908
Total operating revenues	5	108,232	105,635	266,647	342,989

Vessel operating expenses	11	(16,372)	(17,198)	(49,378)	(52,894)
Voyage and commission expenses		(2,312)	(3,853)	(7,241)	(7,475)
Administrative expenses	11	(2,944)	(4,933)	(10,140)	(9,753)
Depreciation and amortization		(24,593)	(26,356)	(75,171)	(77,254)
Total operating expenses		(46,221)	(52,340)	(141,930)	(147,376)

Operating income		62,011	53,295	124,717	195,613

Other non-operating income		—	922	236	922

Financial income/(expenses)
Interest income	11	1,177	2,105	7,959	4,725
Interest expense		(20,062)	(19,876)	(59,679)	(56,979)
Gains/(losses) on derivative instruments	2, 6	11,338	(225)	34,274	(2,134)
Other financial items, net	2, 6	(545)	(1,809)	(1,115)	(14,513)
Net financial expenses		(8,092)	(19,805)	(18,561)	(68,901)

Income before tax, equity in net losses of affiliate and non-controlling interests		53,919	34,412	106,392	127,634
Tax	7	(4,512)	(4,378)	(12,938)	(12,521)
Equity in net losses of affiliate	8	(71)	—	(71)	—
Net income		49,336	30,034	93,383	115,113
Net losses attributable to non-controlling interests		(372)	(3,491)	(1,224)	(11,188)
Net income attributable to Golar LNG Partners LP Owners		48,964	26,543	92,159	103,925

General partner interest in net income		920	529	1,664	2,078
Preferred unitholders’ interest in net income		3,019	—	9,023	—
Common unitholders’ interest in net income		45,025	26,014	81,472	101,847

Earnings per unit
Common unit (basic)	14	$0.64	$0.38	$1.16	$1.49
Common unit (diluted)	14	$0.64	$0.37	$1.16	$1.47

Cash distributions declared and paid per common unit in the period		$0.58	$0.58	$1.73	$1.73

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of $)	2018	2017	2018	2017
Net income	49,336	30,034	93,383	115,113
Other comprehensive income:
Unrealized net (loss)/gain on qualifying cash flow hedging instruments	—	(1)	—	102
Amount reclassified from accumulated other comprehensive income to statements of operations	—	—	(26)	4,985
Other comprehensive (loss)/income	—	(1)	(26)	5,087
Comprehensive income	49,336	30,033	93,357	120,200

Comprehensive income attributable to:
Golar LNG Partners LP Owners	48,964	26,542	92,133	109,012
Non-controlling interests	372	3,491	1,224	11,188
	49,336	30,033	93,357	120,200

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		September 30,	December 31,
(in thousands of $)	Note	2018	2017
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		75,781	246,954
Restricted cash and short-term deposits		27,106	27,306
Other current assets	5	50,439	26,105
Amount due from related parties	11	—	7,625
Inventories		3,041	3,506
Total Current Assets		156,367	311,496
Non-current
Restricted cash		145,932	155,627
Investment in affiliate	8	208,554	—
Vessels and equipment, net		1,537,261	1,588,923
Vessel under capital lease, net		112,389	105,945
Intangible assets, net		63,578	73,206
Other non-current assets		38,790	14,927
Amounts due from related parties	11	—	177,247
Total Assets		2,262,871	2,427,371

LIABILITIES AND EQUITY
Current
Current portion of long-term debt and short-term debt	9	267,030	118,850
Current portion of obligation under capital lease		1,504	1,276
Amount due to related parties	11	9,964	—
Other current liabilities		45,205	59,961
Total Current Liabilities		323,703	180,087
Non-current
Long-term debt	9	975,131	1,252,184
Obligation under capital lease		121,095	126,805
Other non-current liabilities		30,313	20,694
Total Liabilities		1,450,242	1,579,770
Equity
Partners' capital:
Common unitholders		549,800	585,440
Preferred unitholders		132,991	132,991
General partner interest		52,070	52,600
Total Partners' capital		734,861	771,031
Accumulated other comprehensive income		—	26
Total before non-controlling interests		734,861	771,057
Non-controlling interests		77,768	76,544
Total Equity		812,629	847,601
Total Liabilities and Equity		2,262,871	2,427,371

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,
(in thousands of $)	Notes	2018	2017 (1)
OPERATING ACTIVITIES
Net income		93,383	115,113
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		75,171	77,254
Equity in net losses of affiliate		71	—
Movement in deferred tax liability		1,326	1,544
Utilization of deferred tax asset		—	4,585
Amortization of deferred charges and Hilli debt guarantee		5,974	4,578
Drydocking expenditure		(12,027)	(13,713)
Foreign exchange (gains)/losses		(671)	3,582
Realized loss on bond repurchase		—	6,573
Unit options expense		174	180
Interest element included in obligation under capital lease, net		(34)	(16)
Change in market value of derivatives	2	(33,420)	2,919
Change in assets and liabilities:
Trade accounts receivable		(26,731)	11,247
Inventories		465	1,824
Other current assets and other non-current assets	2	2,989	418
Amount due from related parties		(2,783)	28,275
Trade accounts payable		(3,127)	1,340
Accrued expenses		(4,104)	6,217
Other current and non-current liabilities	2	(3,174)	(6,137)
Net cash provided by operating activities		93,482	245,783

INVESTING ACTIVITIES
Additions to vessels and equipment		(6,317)	(266)
Deposits made in connection with acquisitions from Golar		—	(70,000)
Net cash used in investing activities		(6,317)	(70,266)

FINANCING ACTIVITIES
Proceeds from issuance of equity, net of issue costs		13,854	118,774
Repayment of debt, including related parties		(134,583)	(205,532)
Repurchase of high-yield bonds and related swaps		—	(180,188)
Proceeds from debt		1,419	375,000
Repayments of obligation under capital lease		(967)	(650)
Advances from/(releases to) related party for Methane Princess lease security deposit		481	(1,659)
Dividend paid to non-controlling interest		—	(7,000)
Cash distributions paid		(133,416)	(119,371)
Financing costs paid		(1,699)	(5,377)
Common units buy-back and cancellation		(9,477)	—
Net cash used in financing activities		(264,388)	(26,003)
Effect of exchange rate changes on cash		(3,845)	9,475
Net (decrease)/increase in cash, cash equivalents and restricted cash (1)		(181,068)	158,989
Cash, cash equivalents and restricted cash at beginning of period (1) (2)		429,887	228,125
Cash, cash equivalents and restricted cash at end of period (1) (2)		248,819	387,114

(1) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for the nine months ended September 30, 2017. Included within restricted cash are security deposits for our capital lease, debt facility and performance guarantees issued to the charterers.
(2) The following table identifies the balance sheet line-items included in ‘cash, cash equivalents and restricted cash’ presented in the consolidated statements of cash flows:

	September 30,	December 31,	September 30,	December 31,
(in thousands of $)	2018	2017	2017	2016
Cash and cash equivalents	75,781	246,954	206,821	65,710
Restricted cash and short-term deposits - current	27,106	27,306	21,817	44,927
Restricted cash - non-current	145,932	155,627	158,476	117,488
	248,819	429,887	387,114	228,125

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive (Loss)/Income	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred Units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at December 31, 2016	—	490,564	50,942	(5,053)	536,453	67,976	604,429
Net income	—	101,847	2,078	—	103,925	11,188	115,113
Other comprehensive income	—	—	—	5,087	5,087	—	5,087
Cash distributions	—	(116,985)	(2,387)	—	(119,372)	(7,000)	(126,372)
Net proceeds from equity issuances	—	116,627	2,147	—	118,774	—	118,774
Grant of unit options	—	180	—	—	180	—	180
Consolidated balance at September 30, 2017	—	592,233	52,780	34	645,047	72,164	717,211

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Income/(Loss)	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred Units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at December 31, 2017	132,991	585,440	52,600	26	771,057	76,544	847,601
Net income	9,023	81,472	1,664	—	92,159	1,224	93,383
Other comprehensive loss	—	—	—	(26)	(26)	—	(26)
Cash distributions	(9,023)	(121,372)	(2,485)	—	(132,880)	—	(132,880)
Net proceeds from equity issuances	—	13,563	291	—	13,854	—	13,854
Grant of unit options	—	174	—	—	174	—	174
Common units acquired and cancelled	—	(9,477)	—	—	(9,477)	—	(9,477)
Consolidated balance at September 30, 2018	132,991	549,800	52,070	—	734,861	77,768	812,629

(1) As of September 30, 2018, the carrying value of the equity attributable to the IDR holders was $32.5 million (December 31, 2017: $32.5 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. On July 12, 2018 (the “Closing Date”), we acquired an interest in the Hilli Episeyo (the “Hilli”), a floating liquefied natural gas (“FLNG”) vessel through the acquisition of 50% of the common units (the “Hilli Common Units”) in Golar Hilli LLC ("Hilli LLC") (the “Hilli Acquisition”) (see note 8). As of September 30, 2018, we have a fleet of four LNG carriers, six FSRUs and an interest in the Hilli.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017, which are included in our Annual Report on Form 20-F.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2017, except for the change in presentation of expenses in the statements of operations and statement of cash flow, recently adopted accounting policies as disclosed in note 3, and the following additional accounting policy resulting from the Hilli Acquisition:

Investments in affiliates

Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. Affiliates are entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. Under this method, we record our investment in the affiliate at cost, and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investments in affiliates". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. The basis difference will then be amortized through the consolidated statements of operations as part of the equity method of accounting. When our share of losses in an affiliate equals or exceeds its interest, we do not recognize further losses, unless the Partnership has incurred obligations or made payments on behalf of the affiliate.

We recognize gains and losses in earnings based on the economic results allocated based on a contractual agreement, net of interest, tax and basis difference amortization.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, and reported in “Other current liabilities” and "Other non-current liabilities". A liability for the fair value of the obligation undertaken in issuing the guarantee in connection for investment in affiliate is recognized. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

Gains/(losses) on derivative instruments

With effect from the three and nine months ended September 30, 2018, we presented a new line item in financial income/(expenses) and the operating activities, on the face of the consolidated statements of operations and in the statement of cash flows, respectively. The new line item on the face of the consolidated statements of operations, "Gains/(losses) on derivative instruments" and the new line item in the consolidated statement of cash flow, "Change in market value of derivatives", relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" on the face of the consolidated statements of operations along with our general finance costs and "Change in assets and liabilities" in the consolidated statement of cash flows.

We believe that the introduction of these new line items will provide users of our financial statements greater transparency over our derivative instruments. This presentation change has been retrospectively applied for all prior periods. The change in presentation for the three and nine months ended September 30, 2017 is as follows:

Consolidated statement of operations changes

	Three months ended September 30, 2017			Nine months ended September 30, 2017
(in thousands of $)	As previously reported	Adjustments Increase/(Decrease)	As adjusted	As previously reported	Adjustments Increase/(Decrease)	As adjusted
Gains/(losses) on derivative instruments	—	(225)	(225)	—	(2,134)	(2,134)
Other financial items, net	(2,034)	225	(1,809)	(16,647)	2,134	(14,513)

Consolidated statement of cash flows changes

	Nine months ended September 30, 2017
(in thousands of $)	As previously reported	Adjustments Increase/(Decrease)	As adjusted
Change in market value of derivatives	—	2,919	2,919
Change in assets and liabilities:
Other current assets and other non-current assets	1,781	(1,363)	418
Other current and non-current liabilities	(4,581)	(1,556)	(6,137)

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of September 30, 2018, we leased one (December 31, 2017: one) vessel under a finance lease from a wholly-owned special purpose vehicle (the “lessor SPV”) subsidiary of a financial institution in connection with our sale and leaseback transaction. While we do not hold any equity investment in the lessor SPV, we have determined that we are the primary beneficiary of the entity and accordingly, we are required to consolidate the lessor SPV into our financial results. The key line items impacted by our consolidation of the lessor SPV are short-term and long-term debt, restricted cash and short-term deposits, and interest expense. In consolidating the lessor SPV, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the lessor SPV’s debt principal; and (iii) the lessor SPV’s application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor SPV. Upon receipt of the audited annual financial statements of the lessor SPV, we will make a true-up adjustment for any material differences.

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued accounting standards update (“ASU”) 2014-09 Revenue from Contracts With Customers (Topic 606) and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted this guidance on January 1, 2018. There is no impact on the adoption of this standard on our Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition, measurement, presentation and disclosure of financial instruments. We adopted the amendments to this ASU on January 1, 2018 under a modified retrospective approach except for equity securities without a determinable fair value, for which a prospective approach is prescribed. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the disclosure and classification of certain items within the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our Consolidated Statement of Cash Flows. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statement of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our Consolidated Statement of Cash Flows and related disclosures. The adoption changed how restricted cash is reported in the consolidated statement of cash flows as follows for the nine months ended September 30, 2017:

		Nine months ended September 30, 2017
(in thousands of $)	Cash Flow Line Items	Balance Prior to Adoption	Adjustments Increase/(Decrease)	As Adjusted
OPERATING ACTIVITIES	Interest element included in obligation under capital lease	411	(427)	(16)
	Restricted cash	(5)	5	—
FINANCING ACTIVITIES	Restricted cash and short-term investments	(10,483)	8,824	(1,659)
Effect of exchange rate changes on cash		—	9,475	9,475
As a result of the above changes, the following subtotals as retrospectively restated are as follows:
Net increase in cash, cash equivalents and restricted cash		141,111	17,878	158,989
Cash, cash equivalents and restricted cash at beginning of period		65,710	162,415	228,125
Cash, cash equivalents and restricted cash at end of period		206,821	180,293	387,114

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. We adopted this ASU prospectively from January 1, 2018. As a result, this increases the likelihood that future vessel acquisitions may be considered the acquisition of an asset rather than a business combination. However, this will be dependent upon the facts and circumstances of each prospective transaction. We do not expect a material impact on the adoption of this ASU on our Consolidated Financial Statements and disclosures for prospective dropdowns will be significantly reduced.

Accounting pronouncements that have been issued but not adopted

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) and subsequent amendments. The standard requires a lessee to recognize right-of-use assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months and introduces additional disclosure requirements. Lessors are required to classify leases as sales-type, finance or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Classification for both lessees and lessors will be based on an assessment of whether risks and rewards as well as substantive control have been transferred through a lease contract. The standard will become effective on a modified retrospective basis for us on January 1, 2019. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures. Due to the transition provisions for lessors, the most significant impact of the adoption of this standard will be the recognition of lease assets and lease liabilities on our balance sheet for those leases where we are a lessee that are currently classified as operating leases.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires recognition and measurement of expected credit losses for financial assets and off balance sheet credit exposures. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics covering primarily minor corrections, clarifications and codification improvements. We are evaluating the impact of these amendments on our consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. These amendments change the disclosures for fair value measurements - removing or modifying certain existing disclosure requirements, and adding new disclosure requirements. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

4. VARIABLE INTEREST ENTITIES (“VIEs”)

Eskimo SPV

As of September 30, 2018, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary, Sea 23 Leasing Co. Limited (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period. We do not intend to exercise our first annual repurchase option in November 2018.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV, and we continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of September 30, 2018, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of September 30, 2018:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of September 30, 2018 is shown below:

(in thousands of $)	2018(1)	2019	2020	2021	2022	After 2022
Golar Eskimo*	6,616	26,423	25,546	24,252	22,969	58,907

(1) For the three months ending December 31, 2018.
*This payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR plus margin, but excludes the repurchase obligation at the end of the lease term.

The impact of Eskimo SPV’s liabilities on our condensed consolidated balance sheet is as follows:

(in thousands of $)	September 30, 2018	December 31, 2017
Liabilities
Short-term debt (refer to note 9)	203,869	—
Long-term debt	—	212,084

The most significant impact of consolidation of Eskimo SPV’s operations on our condensed consolidated statement of operations is interest expense of $1.8 million and $5.8 million for the three and nine months ended September 30, 2018, respectively, and $2.3 million and $6.1 million for the three and nine months ended September 30, 2017, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our condensed consolidated statement of cash flows is net cash of $4.9 million and $8.2 million used in financing activities for the three and nine months ended September 30, 2018, respectively and $6.1 million and $18.3 million for the three and nine months ended September 30, 2017, respectively.

Hilli LLC

On July 12, 2018, we acquired an interest in the Hilli through the acquisition of 50% of the Hilli Common Units for a purchase price of $658 million less assumed net lease obligations and net of working capital adjustments (refer to note 8). Concurrent with the closing of the Hilli Acquisition, we have determined that (i) Hilli LLC is a VIE, (ii) Golar is the primary beneficiary and retains sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli and (iii) we are not the primary beneficiary. Thus, Hilli LLC was not consolidated into our financial statements.

As at September 30, 2018, our maximum exposure as a result of our ownership in the Hilli LLC is the the carrying value of our investment in affiliate of $208.6 million (see note 8) and the outstanding portion of the Hilli Facility which we have guaranteed (see note 11).

PT Golar Indonesia

We consolidated PT Golar Indonesia (“PTGI”), which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

5.                                      SEGMENT INFORMATION

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. In prior quarters in 2017, we reported that we operated in one reportable segment, “LNG Market”; however, based on our maturity (following expiration of a number of long-term charters) in tandem with management’s strategic objectives, and changes in our methods of internal reporting and management structure, management has concluded that we provide three distinct services and operate in the following three reportable segments: LNG carriers, FSRUs and FLNG.

• LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers;
• FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs; and

• FLNGs are vessels that are moored above an offshore natural gas field on a long-term basis. The vessel produces, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore.

On July 12, 2018, we purchased 50.0% of the Hilli Common Units from Golar, affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) (together, the “Sellers”). Hilli LLC owns Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the Hilli. Hilli's risks and long term business prospects differ from our other reporting segments. It meets the definition of an operating segment as it is a distinguishable component of the business which is presented as the share of the equity in net losses of affiliate and whose operating results will be regularly reviewed by the chief operating decision maker.

The split of the organization of our business into three reportable segments is based on differences in our current management structure and reporting, economic characteristics, customer base, asset class and contract structure. Segment results are evaluated based on operating income. There are no transactions between reportable segments. The accounting principles for the segments are the same as for our consolidated financial statements.

As a result of the change to three reportable segments, the segment information for the three months and nine months ended September 30, 2017 have been retrospectively restated.

	Three months ended September 30,
	2018					2017
(in thousands of $)	FSRU	LNG Carrier	FLNG	Unallocated/Elimination(1)	Total	FSRU	LNG Carrier	FLNG	Unallocated/ Elimination(1)	Total
Statement of operations:
Total operating revenues (2)	96,836	11,396	—	—	108,232	73,229	32,406	—	—	105,635
Depreciation and amortization	(18,952)	(5,641)	—	—	(24,593)	(20,544)	(5,812)	—	—	(26,356)
Other operating expenses (3)	(13,273)	(8,355)	—	—	(21,628)	(18,810)	(7,174)	—	—	(25,984)
Operating income/(loss)	64,611	(2,600)	—	—	62,011	33,875	19,420	—	—	53,295
Other non-operating income	—	—	—	—	—	922	—	—	—	922
Equity in net losses of affiliate	—	—	(71)	—	(71)	—	—	—	—	—

	Nine months ended September 30,
	2018					2017
(in thousands of $)	FSRU	LNG Carrier	FLNG	Unallocated/ Elimination(1)	Total	FSRU	LNG Carrier	FLNG	Unallocated/Elimination(1)	Total
Statement of operations:
Total operating revenues (2)	232,370	34,277	—	—	266,647	252,463	90,526	—	—	342,989
Depreciation and amortization	(57,501)	(17,670)	—	—	(75,171)	(60,255)	(16,999)	—	—	(77,254)
Other operating expenses (3)	(43,132)	(23,627)	—	—	(66,759)	(50,496)	(19,626)	—	—	(70,122)
Operating income/(loss)	131,737	(7,020)	—	—	124,717	141,712	53,901	—	—	195,613
Other non-operating income	236	—	—	—	236	922	—	—	—	922
Equity in net losses of affiliate	—	—	(71)	—	(71)	—	—	—	—	—

	September 30, 2018					December 31, 2017
(in thousands of $)	FSRU	LNG Carrier	FLNG	Unallocated/ Elimination(1)	Total	FSRU	LNG Carrier	FLNG	Unallocated/ Elimination(1)	Total
Balance sheet:
Total assets (4)	1,112,411	537,239	208,554	404,667	2,262,871	1,149,624	545,244	—	732,503	2,427,371
Investments in affiliate(5)	—	—	208,554	—	208,554	—	—	—	—	—

(1) Relates to items not allocated to a segment, but included for reconciliation purposes, and eliminations required for consolidation purposes.

(2) In July 2018, Golar Freeze was nominated to service the 15-year time charter with an energy and logistics company (the "New Charter") in offshore Jamaica. Subsequently, the Golar Freeze underwent drydocking to satisfy certain technical specifications of the New Charter. Accordingly, we recognized all of the revenue due to be paid in other current assets as the vessel will no longer be available under the current Golar Freeze charter which had an original expiration date of April 2019.
(3) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels).
(4) Total assets by segment refers to our principal asset being that of our vessels.
(5) Relates to our investment in Hilli LLC, see note 8.

6.                                      OTHER FINANCIAL ITEMS

Other financial items are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2018	2017	2018	2017
Mark-to-market gains for interest rate swaps	7,523	4,278	26,044	2,852
Mark-to-market gains/(losses) on Earn-Out Units (1)	2,900	(2,500)	7,400	(2,000)
Net interest income/(expense) on un-designated interest rate swaps	915	(1,716)	830	(6,163)
(Losses)/gains on cross-currency swap	—	(287)	—	3,177
Gains/(losses) on derivative instruments	11,338	(225)	34,274	(2,134)

Losses on repurchase of 2012 High-Yield Bonds(2)	—	—	—	(7,876)
Premium paid on repurchase of 2012 High-Yield Bond	—	—	—	(2,820)
Foreign exchange losses on 2012 High-Yield Bonds	—	(1,756)	—	(2,808)
Foreign exchange gains/(losses) on capital lease obligation and related restricted cash	263	(236)	781	(587)
Foreign exchange losses/(gains) and finance charges	(808)	183	(1,896)	(422)
Other financial items, net	(545)	(1,809)	(1,115)	(14,513)

Total other financial items	10,793	(2,034)	33,159	(16,647)

(1) This relates to the mark-to-market movement on the Earn-Out Units issuable in connection with the IDR reset transaction in October 2016 which were recognized as a derivative liability in our financial statements. On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units will not be issued. Accordingly, we have recognized a $nil valuation on the Earn-Out Units derivatives as of September 30, 2018, resulting in a mark-to-market gain related to the Earn-Out Units. See Note 10.

(2) This relates to foreign exchange loss arising from the early repurchase of our 2012 High-Yield Bonds of $2.9 million and the reclassification of a $5.0 million loss from the Accumulated Other Comprehensive Loss upon cessation of hedge accounting for the related cross currency interest rate swap.

7. TAXATION

As of September 30, 2018, a net deferred tax liability of $6.6 million ($5.3 million at December 31, 2017) was recognized, due to the deferred tax liability arising from tax depreciation being in excess of the accounting depreciation for the Golar Eskimo exceeding the deferred tax asset relating to net operating loss carryforwards generated from our Jordan operations.

Tax charge

The tax charge for the three and nine months ended September 30, 2018 included current tax charges in respect of our operations in the United Kingdom, Brazil, Kuwait, Indonesia and Barbados. The Partnership does not currently incur any corporate income tax in respect of operations in Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

The total tax charge for the three and nine months ended September 30, 2018 includes a net deferred tax charge of $0.5 million and $1.3 million, respectively, in relation to the utilization of brought forward tax losses and tax depreciation in excess of accounting depreciation in Jordan.

Uncertain tax positions

As of September 30, 2018, we recognized a provision of $4.0 million ($3.1 million at December 31, 2017) for certain risks in various jurisdictions.

8. INVESTMENT IN AFFILIATE

The carrying amount of our equity method investment as at September 30, 2018 is as follows:

(in thousands of $)	September 30, 2018
Hilli LLC	208,554

Quoted market prices for Hilli LLC are not available because it is not publicly traded.

The components of equity in net assets of non-consolidated affiliate are as follows:

(in thousands of $)
Equity in net assets of affiliate at July 1, 2018	—
Net purchase price on July 12, 2018	199,728
Dividend	(1,946)
Equity in net losses of affiliate	(71)
Fair value of debt guarantee (see note 11)	10,843
Equity in net assets of affiliate at September 30, 2018	208,554

Hilli LLC

On July 12, 2018, we purchased 50.0% of the Hilli Common Units from Golar, affiliates of Keppel and B&V (together, the “Sellers”). Hilli LLC owns Golar Hilli Corp., the disponent owner of the Hilli. The Hilli Common Units provide us with significant influence over Hilli LLC. The Hilli is currently operating under an 8-year liquefaction tolling agreement (the “LTA”) with Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (together with Perenco, the “Customer”). The purchase price for the Hilli Acquisition was $658 million, less 50% of the net lease obligations under the Hilli Facility on the Closing Date, plus working capital adjustments. The purchase price was subsequently adjusted for working capital adjustments 90 days after the Closing Date in October 2018, with settlement of such amount 120 days after the Closing Date in November 2018.

We entered into the Amended and Restated Limited Liability Company Agreement of Hilli LLC (the “Hilli LLC Agreement”) on July 12, 2018. The ownership interests in Hilli LLC are represented by three classes of units, the Hilli Common Units, the Series A Special Units and the Series B Special Units. After the Hilli Acquisition, we own:

•	50.0% of the Hilli Common Units, with the remaining Hilli Common Units owned by Golar, Keppel and B&V (44.6%, 5.0% and 0.4%, respectively).

We do not own any of the Series A Special Units or Series B Special Units.

Hilli LLC is an entity where the economic results are allocated based on a contractual agreement rather than relative ownership percentages. This is due to the different classes of equity within Hilli LLC, (Common Units, Series A Special Units and Series B Special Units). As the Hilli LLC Agreement is a substantive contractual arrangement that specifies the allocation of cash proceeds, management has performed the notional fair value exercise to allocate the cost of our investment to the acquired assets and liabilities based on the Hilli LLC Agreement. This exercise determined that the fair value adjustment primarily related to the vessel and the customer contract within the entity. Our share of the fair value adjustment relating to Hilli LLC Common Units is required to be amortized through the statement of operations as part of the equity accounting. In addition we have calculated our “Equity in net earnings of affiliates” based on the same assumptions.

The main assumption made in the above exercise was to make certain assumptions about the allocation of non-cash components. Specifically, the unrealized mark-to-market movement in the oil derivative asset associated to the fair value of the Brent Crude price is allocated to the Series A Special Unit holders only as they are the only unit holders who benefit from the oil linked revenues, and the cost of the Hilli asset is allocated between the Common Unit holders and the Series B Special Unit holders. This split follows the allocation of cash revenues associated with the capacity of the Hilli to the Common Unit holders and the Series B Special Unit holders and also the rights that such holders have in the event of Hilli LLC being liquidated, or in the event that there is an insurance payout related to the Hilli asset.

The Hilli LLC Agreement provides that within 60 days after the end of each quarter (commencing with the quarter ended September 30, 2018), Golar, in its capacity as the managing member of Hilli LLC shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the unitholders of Hilli LLC (the “Hilli Unitholders”) of the available cash, subject to such reserves. All three classes of ownership interests in Hilli LLC have certain participating and protective rights. Hilli LLC shall make distributions to the Hilli Unitholders when, as and if declared by Golar; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless Series A Distributions (defined below) and Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

The Series A Special Units are entitled to receive the “Series A Distributions,” which means, with respect to any quarter, 100% of any Incremental Perenco Revenues received by Hilli Corp during such quarter. “Incremental Perenco Revenues” is contractually defined as:

•
any cash received by Hilli Corp from revenue invoiced to the extent such revenue invoiced are based on tolling fees under the LTA relating to an increase in the Brent Crude price above $60 per barrel; less

•	any incremental tax expense arising from or related to any cash receipts referred to in the bullet point above; less

•	the pro-rata portion of any costs that may arise as a result of the underperformance of the Hilli (“Underperformance Costs”) incurred by Hilli Corp during such quarter.

Series B Special Units are entitled to receive the “Series B Distributions,” which means, with respect to any quarter, an amount equal to 95% of Revenues Less Expenses received by Hilli Corp during such quarter. “Revenues Less Expenses” is contractually defined as:

•
the cash receipts from revenues invoiced by Hilli Corp as a direct result of the employment of more than the first 50% of LNG production capacity for the Hilli, before deducting any Underperformance Costs (unless the incremental capacity above the first 50% is supplied under the terms of the LTA and the term of the LTA is not expanded beyond 500 billion cubic feet of feed gas), excluding, for the avoidance of doubt, any Incremental Perenco Revenues; less

•
any incremental costs whatsoever, including but not limited to operating expenses, capital costs, financing costs and tax costs, arising as a result of employing and making available more than the first 50% of LNG production capacity for the Hilli; less

•
any reduction in revenue attributable to the first 50% of LNG production capacity availability as a result of making more than 50% of capacity available under the LTA (including, but not limited to, for example, as a result of a tolling fee rate reduction as contemplated in the LTA); less

•	the pro-rata share of Underperformance Costs incurred by Hilli Corp during such quarter.

Hilli Common Units: Distributions to Hilli Common Units may not be made until any Series A Distributions and Series B Distributions for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been paid. Hilli LLC Common Unitholders may also receive, with respect to any quarter, an amount equal to 5% of of Revenues less Expenses received by Hilli Corp during such quarter.

9.                                      DEBT

As of September 30, 2018 and December 31, 2017, we had total debt outstanding of $1,242.2 million and $1,371.0 million, respectively, net of deferred debt financing costs of $12.3 million and $16.6 million, respectively.

Eskimo SPV Debt

In March 2018, Eskimo SPV entered into a secured financing arrangement that is repayable on demand by the lender. Accordingly, as of September 30, 2018, the Eskimo SPV debt facility of $203.9 million is classified as short-term (see note 4).

10.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Historically, we hedge accounted for certain interest rate swap agreements designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses were reported in a separate component of accumulated other comprehensive income to the extent the hedges were effective. The amounts recorded in accumulated other comprehensive income were subsequently reclassified into earnings in the same period as the hedged items affected earnings. Since March 2018, we have ceased hedge accounting for any of our derivatives.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of September 30, 2018 and December 31, 2017 are as follows:

		September 30, 2018		December 31, 2017
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	75,781	75,781	246,954	246,954
Restricted cash and short-term deposits	Level 1	173,038	173,038	182,933	182,933
2015 and 2017 Norwegian Bonds (1)	Level 1	(400,000)	(400,595)	(400,000)	(392,445)
Short and long-term debt — floating (2)	Level 2	(854,419)	(854,419)	(987,584)	(987,584)
Obligation under capital lease (2)	Level 2	122,599	122,599	128,081	128,081

Derivatives:
Interest rate swaps asset (3) (4)	Level 2	36,363	36,363	11,962	11,962
Interest rate swaps liability (3) (4)	Level 2	—	—	(1,618)	(1,618)
Earn-Out Units liability (5)	Level 2	—	—	(7,400)	(7,400)

(1) This pertains to the 2015 and 2017 Norwegian bonds with a carrying value of $400.0 million (December 31, 2017: $400.0 million) as of September 30, 2018, which are included under long-term debt on the balance sheet. The fair value of the bonds as of September 30, 2018 was (400.6) million (December 31, 2017: (392.4) million), which is 100.1% of their face value (December 31, 2017: 98.1%).

(2) Our short-term and long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets. The long-term debt is presented gross of deferred financing cost of $12.3 million as of September 30, 2018 (December 31, 2017: $16.6 million).

(3)  Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4) As of September 30, 2018, we no longer have interest rate swap agreements that are designated as cash flow hedges. The fair value/carrying value of interest rate swap agreements that qualified and were designated as cash flow hedges as of December 31, 2017 were $0.1 million (with a notional amount of $72.5 million). This designated interest rate agreement matured in February 2018.

(5) This relates to the Earn-Out Units issuable in connection with the IDR reset transaction in October 2016. The fair value of the Earn-Out Units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the Earn-Out Units, such that the price of a unit output by the Monte Carlo simulation equaled the price observed in the market.  The method took into account the historical volatility, distribution yield as well as the trading price of Common Units at the balance sheet date. On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per Common Unit. Consequently, the second tranche of Earn-Out Units will not be issued. Accordingly, we have recognized a $nil valuation on the Earn-Out Units derivatives as of September 30, 2018, resulting in a mark-to-market gain related to the Earn-Out Units.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

	September 30, 2018			December 31, 2017
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	36,363	—	36,363	11,962	(1,618)	10,344
Total liability derivatives	—	—	—	1,618	(1,618)	—

As of September 30, 2018, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional amount	Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,803,448	2019	to	2026	1.070%	to	2.899%

In April 2018, we entered into new interest rate swaps with a notional value of $157.2 million and restructured an existing interest rate swap with a notional value of $100.0 million. During the nine months ended September 30, 2018, we terminated swaps with a notional value of $122.5 million.

As of September 30, 2018, the notional principal amount of the swap agreements relating to the debt and capital lease obligations outstanding was $1,803.4 million (December 31, 2017: $1,335.3 million).

11.             RELATED PARTY TRANSACTIONS

Net income from related parties:

	Three months ended September 30,		Nine Months Ended September 30,
(in thousands of $)	2018	2017	2018	2017
Transactions with Golar and affiliates:
Time charter revenues (a)	—	6,186	—	14,908
Management and administrative services fees (b)	(1,901)	(2,496)	(5,778)	(5,066)
Ship management fees (c)	(1,300)	(1,892)	(3,900)	(4,030)
Income on deposits paid to Golar (d)	295	1,131	4,779	2,535
Share options expense (e)	—	(95)	—	(95)
Distributions with Golar, net (f)	(11,142)	(12,858)	(37,318)	(38,514)
Transactions with others:
Dividends to China Petroleum Corporation (g)	—	—	—	(7,000)

(Payable)/receivables (to)/from related parties:

As of September 30, 2018 and December 31, 2017, balances with related parties consisted of the following:

(in thousands of $)	September 30, 2018	December 31, 2017
Deposits paid to Golar (d)	—	177,247
Balances due (to)/from Golar and affiliates (h)	(12,970)	4,138
Methane Princess lease security deposit movements (i)	3,006	3,487
Total	(9,964)	184,872

(a) Time charter revenues - This consisted of revenue from the charter of the Golar Grand. In February 2015, we exercised our option requiring Golar to charter in the Golar Grand for the period from February 2015 until November 2017 at approximately 75% of the hire rate that would have been payable by the charterer. Following the cessation of the arrangement in November 2017, there is no comparable revenue earned in 2018.

(b) Management and administrative services fees- We are party to a management and administrative services agreement with Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, pursuant to which Golar Management provides to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(c) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management. We may terminate these agreements by providing 30 days’ written notice.

(d) Income on deposits paid to Golar/Deposits paid to Golar - In May 2016, we completed the acquisition from Golar of Tundra Corp. (“Tundra Corp”), the owner of the Golar Tundra (the “Tundra Acquisition”), and paid total cash purchase consideration of $107.2 million. In May 2017, we elected to exercise our right (the “Tundra Put Right”) under the Tundra Letter Agreement to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the date of the closing of the sale to Golar of Tundra Corp pursuant to the Tundra Put Option (the “Put Sale Closing Date”) on October 17, 2017 in return for Golar's promise to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount was applied to the net purchase price of the Hilli Acquisition on July 12, 2018.

On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) for the Hilli Acquisition from Golar and affiliates of Keppel and B&V of Common Units in Hilli LLC, which indirectly owns the Hilli. The Hilli Common Units we acquired represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are currently contracted to the Customer under the LTA. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we received interest at a rate of 5% per annum. We applied the deposit and interest accrued to the purchase price on July 12, 2018, upon completion of the Hilli Acquisition.

We have accounted for $0.3 million and $4.8 million, and $1.1 million and $2.5 million from the above arrangements as interest income on the Deferred Purchase Price and $70 million deposit for the three months and nine months ended September 30, 2018 and 2017 and on the Tundra Letter Agreement for the three months and nine months ended September 30, 2017, respectively.

(e) Share options expense - This relates to a recharge from Golar in relation to the award of share options in Golar LNG granted to certain of our directors and officers in the nine months ended September 30, 2017. The exercise price is reduced by the value of dividends declared and paid. The options have a contractual term of five years and vest evenly over three years.

(f) Distributions with Golar, net - During the three and nine months ended September 30, 2018 and September 30, 2017, we paid total distributions to Golar of $13.1 million and $39.3 million, and $12.9 million and $38.5 million, respectively in respect of the Hilli Common Units and general partner units owned by it.

As of September 30, 2018, we have a dividend receivable of $1.9 million from Hilli LLC with respect to the three months ended September 30, 2018, in respect of the Hilli Common Units owned by us.

(g) Dividends to China Petroleum Corporation - During the three and nine months ended September 30, 2018 and September 30, 2017, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $nil and $nil, and $nil and $7.0 million, respectively. The decrease is mainly due to reduction in revenue from the Golar Mazo as a result of the expiration of her charter in December 2017.

(h) Balances due (to)/from Golar and its affiliates - Receivables and payables with Golar primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, and other related party arrangements including the Hilli Acquisition, Golar Grand time charter and the Tundra Letter Agreement. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business.

(i) Methane Princess lease security deposit movements - This represents net advances to Golar since our initial public offering in April 2011, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement that we entered into with Golar at the time of our initial public offering. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

Other transactions

Agency agreement with PT Pesona Sentra Utama (or PT Pesona) - PT Pesona, an Indonesian company, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, and provides agency and local representation services for us with respect to NR Satu. During the three and nine months ended September 30, 2018 and 2017, PT Pesona received an agency fee of $0.1 million and $0.8 million, and $0.1 million and $0.4 million, respectively.

Guarantees (in connection with the Hilli Acquisition)

On July 12, 2018, we entered into an agreement to guarantee the debt payable by Hilli Corp to its lender Fortune Lianjiang Shipping S.A. until March 2028. Under the guarantee we are severally liable for any outstanding principal, interest, expenses and other amounts that are payable, based on our percentage ownership in Hilli Common Units. Pursuant to the guarantee, we are required to comply with the following covenants and ratios:

•	free liquid assets of at least $30 million throughout the Hilli facility period;

•	a maximum net debt to EBITDA ratio for the previous 12 months of 6.5:1; and

•	a consolidated tangible net worth of $123.95 million.

As of September 30, 2018, the amount we have guaranteed is $463.5 million, and the fair value of debt guarantee, presented under "Other current liabilities" and "Other non-current liabilities" of our consolidated balance sheet, is $10.8 million. We are in compliance with the covenants and ratios under the Hilli Facility.

Operating Expense Reimbursement

Pursuant to the Hilli Purchase Agreement, we agreed to reimburse Golar, Keppel and B&V for (a) 50% of the amount, if any, by which Operating Expenses (as defined below) are less than $32.4 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are less than $4.2 million per year, for a period of eight years commencing on the Closing Date, up to a maximum amount of $20 million in the aggregate. “Operating Expenses” means, all expenditures made by Hilli LLC and its subsidiaries, including vessel operating expenses, taxes, maintenance expenses and employee compensation and benefits, and capital expenditures, but exclude withholding taxes thereon.

12.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	At September 30, 2018	At December 31, 2017
Book value of vessels secured against long-term loans and capital lease	1,514,873	1,555,092

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we have inquired to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional premiums on the members.

Tax lease benefits

As of September 30, 2018, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of September 30, 2018, there was a net accrued gain of approximately $1.8 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee, we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (“UK court”) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our leases. Further, we consider there are differences in the fact pattern and structure between this test case and our leasing arrangements and therefore, the judgement is not necessarily indicative of any outcome should HMRC challenge us. We believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the lease in the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $30 million (£22.5 million). Golar is currently in conversation with HMRC on this matter, and as well as continuing to present the factual background of Golar's position, is progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. Given the complexity of these discussions it is impossible to quantify the reasonably possible loss, however we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to our subsidiary, PTGI, to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia. In the event that the revocation of the waiver is upheld by the Supreme Court and a liability arises, which we do not believe to be probable, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

13. EQUITY

The following table summarizes our issuances/repurchase of Common Units and general partner units during the nine months ended September 30, 2018:

Date	Number of Common Units Issued/(Repurchased)	Unit Price	Net Proceeds(1)/(Cost) (in thousands of $)	Golar's Ownership after the Offering/Repurchase (2)	Use of Proceeds
January 2018	617,969	$23.15	13,854	31.55%	General partnership purposes
March 2018	(439,672)	$18.18	(8,003)	31.75%	Not applicable
June 2018	(96,100)	$15.31	(1,474)	31.79%	Not applicable
______________________________
(1) Includes General Partner's 2% proportionate capital contribution.
(2) Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in our number of preferred units, Common Units and general partner ("GP") units during the nine months ended September 30, 2018:

(in units)	Preferred units	Common Units	GP Units
As of December 31, 2017	5,520,000	69,768,261	1,423,843
ATM program issuances	—	617,969	12,548
Unit repurchase program	—	(535,772)	—
As of September 30, 2018	5,520,000	69,850,458	1,436,391

In March 2018, the Board approved a common unit repurchase program of up to $25.0 million of our outstanding Common Units in the open market over a two year period. As of September 30, 2018, 535,772 Common Units had been repurchased.

14.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per common unit are presented below:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of $, except per unit data)	2018	2017	2018	2017
Common unitholders' interest in net income	45,025	26,014	81,472	101,846
Less: distributions paid (1)	(28,213)	(39,991)	(109,121)	(119,973)
(Over)/under distributed earnings	16,812	(13,977)	(27,649)	(18,127)

Basic:
Weighted average Common Units outstanding (in thousands)	69,850	69,248	69,983	68,414
Diluted:
Weighted average Common Units outstanding (in thousands)	69,850	69,248	69,983	68,414
Earn-out units(2)	—	749	—	749
Common unit and common unit equivalents	69,850	69,997	69,983	69,163

Earnings per unit (basic and diluted):
Basic - Common unitholders	$0.64	$0.38	$1.16	$1.49
Diluted - Common unitholders	$0.64	$0.37	$1.16	$1.47

Cash distributions declared and paid in the period per common unit(3):	$0.58	$0.58	$1.73	$1.73
Subsequent event: Cash distributions declared and paid per common unit relating to the period(4):	$0.40	$0.58	$0.40	$0.58
 ______________________________________
(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the weighted average number of Common Units outstanding in the period.

(2) This relates to the Earn-Out units issued in connection with the IDR exchange transaction in October 2016 in which we exchanged our old Incentive Distribution Rights (“IDRs”) for new IDRs. See note 6.

(3) Refers to cash distributions declared and paid during the period.

(4) Refers to cash distributions declared relating to the period and paid subsequent to the period end.

As of September 30, 2018, of our total number of Common Units outstanding, 69.6% were held by the public and the remaining Common Units were held by Golar.

15.          SUBSEQUENT EVENTS

In November 2018, we paid a distribution of $0.4042 per common unit in respect of the quarter ended September 30, 2018, to unitholders of record as of November 7, 2018 amounting to $28.8 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from August 15, 2018 through November 14, 2018  to unitholders of record as of November 8, 2018, amounting to $3.0 million in the aggregate.

In November 2018, we obtained a waiver of the requirement for the reduction of $50 million in availability under our $800 million revolving credit facility. We also drew down $50.0 million of the $75.0 million available under this facility.